Debevoise & Plimpton

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
+1 212 909 6000

September 12, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Corebridge Financial, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 6, 2022 File No. 333-263898

Dear Mr. Stickel:

This letter sets forth the responses of Corebridge Financial, Inc. (the “Registrant”), to oral comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received on September 9, 2022 relating to Amendment No. 5 to the Registration Statement on Form S-1, filed by the Registrant on September 6, 2022 (“Amendment No. 5”). The Registrant’s responses to the Staff’s oral comments are set forth in plain text below.

The Registrant is filing, via EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 6.

In response to the Staff’s oral comments, the Registrant has updated its disclosure on pages 63 and 334 of Amendment No. 6.  In addition, the Registrant advises the Staff that it intends to ensure that future filings that describe the Registrant’s second amended and restated bylaws include similar disclosure that the selection of the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation initiated by our stockholders is not intended to apply to claims brought under the Exchange Act and the rules and regulations thereunder.

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J. Stickel	2	September 12, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Elias Habayeb, Executive Vice President and Chief Financial Officer Christine Nixon, General Counsel Corebridge Financial, Inc.